SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6 - K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November 2010

Commission File Number: 1-07294

KUBOTA CORPORATION

(Translation of registrant’s name into English)

2-47, Shikitsuhigashi 1-chome, Naniwa-ku, Osaka, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F :

Form 20-F     X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) :

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) :

Information furnished on this form:

EXHIBITS

Exhibit Number

1.	Results of operations for the six months ended September 30, 2010 (Tuesday, November 2, 2010)

2.	Notice on interim dividend (Tuesday, November 2, 2010)

Contact:
IR Group
Kubota Corporation
2-47, Shikitsuhigashi 1-chome,
Naniwa-ku, Osaka 556-8601, Japan
Phone	: +81-6-6648-2645
Facsimile	: +81-6-6648-2632

FOR IMMEDIATE RELEASE (TUESDAY, NOVEMBER 2, 2010)

RESULTS OF OPERATIONS FOR THE SIX MONTHS ENDED

SEPTEMBER 30, 2010 REPORTED BY KUBOTA CORPORATION

OSAKA, JAPAN, November 2, 2010 — Kubota Corporation reported its consolidated results for the six months ended September 30, 2010 today.

Consolidated Financial Highlights

1. Consolidated results of operations for the six months ended September 30, 2010

(1) Results of operations	(In millions of yen except per common share amounts)
	Six months ended Sep. 30, 2010	Change [%]	Six months ended Sep. 30, 2009	Change [%]
Revenues	¥449,046	1.0	¥444,634	(22.3)
Operating income	¥43,169	30.3	¥33,132	(51.3)
Income before income taxes and equity in net income of affiliated companies	¥43,041	29.3	¥33,287	(49.5)
Net income attributable to Kubota Corporation	¥25,710	33.1	¥19,313	(46.0)
Net income attributable to Kubota Corporation per common share
Basic	¥20.22		¥15.18
Diluted	¥20.22		¥15.18

Note : Change[%] represents percentage change from the corresponding period in the prior year.

(2) Financial position	(In millions of yen except per common share amounts)
	Sep. 30, 2010	Mar. 31, 2010
Total assets	¥1,357,375	¥1,409,033
Equity	¥672,972	¥671,619
Kubota Corporation shareholders’ equity	¥626,780	¥626,397
Ratio of Kubota Corporation shareholders’ equity	46.2%	44.5%
Kubota Corporation shareholders’ equity per common share	¥492.83	¥492.51

2. Cash dividends

	(In yen)
	Cash dividends per common share
	Interim	Year end	Total
Year ended March 31, 2010	¥7.00	¥5.00	¥12.00
Year ending March 31, 2011	¥7.00	Undecided	Undecided

Note : Although the Company’s basic policy for the return of profit to shareholders is to maintain stable dividends or raise dividends, specific amount of cash dividends for each fiscal year is decided in consideration of the development of business performance, financial conditions and payout ratio including share buybacks. Specific amount of year-end cash dividends for the year ending March 31, 2011 is undecided at this time and the Company will inform the amount as soon as a decision is made.

Kubota Corporation

and Subsidiaries

3. Anticipated results of operations for the year ending March 31, 2011

	(In millions of yen except per common share amounts)
	Year ending Mar. 31, 2011	Change [%]
Revenues	¥1,000,000	7.5
Operating income	¥90,000	29.1
Income before income taxes and equity in net income of affiliated companies	¥90,000	22.5
Net income attributable to Kubota Corporation	¥52,000	22.9
Net income attributable to Kubota Corporation per common share	¥40.89

Note : Change[%] represents percentage change from the corresponding period in the prior year.

Please refer to page 5 for further information related to the above mentioned anticipated results of operations.

4. Other information

(1)	Changes in material subsidiaries: None

(2)	Adoption of simplified accounting procedures or specific accounting procedures for consolidated quarterly financial statements:

Please refer to “2. Other information” on page 6.

(3)	Changes in accounting principles, procedures, and presentations for consolidated financial statements

a) Changes due to the revision of accounting standards: None

b) Changes in matters other than a) above: None

(4)	Number of shares outstanding including treasury stock as of September 30, 2010	:	1,285,919,180
	Number of shares outstanding including treasury stock as of March 31, 2010	:	1,285,919,180
	Number of treasury stock as of September 30, 2010	:	14,129,764
	Number of treasury stock as of March 31, 2010	:	14,072,545
	Weighted average number of shares outstanding during the six months ended September 30, 2010	:	1,271,815,745
	Weighted average number of shares outstanding during the six months ended September 30, 2009	:	1,272,031,101

(*Information on status of the quarterly review by the independent auditor)

This release is not reviewed or audited in accordance with Financial Instruments and Exchange Law of Japan by the independent auditor because this release is not subject to the quarterly review. As of the date of this release, the Company’s consolidated financial statements for the six months ended September 30, 2010 are under procedure of the quarterly review.

< Cautionary Statements with Respect to Forward-Looking Statements >

This document may contain forward-looking statements that are based on management’s expectations, estimates, projections and assumptions. These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict. Therefore, actual future results may differ materially from what is forecast in forward-looking statements due to a variety of factors, including, without limitation: general economic conditions in the Company’s markets, particularly government agricultural policies, levels of capital expenditures, both in public and private sectors, foreign currency exchange rates, continued competitive pricing pressures in the marketplace, as well as the Company’s ability to continue to gain acceptance of its products.

Kubota Corporation

and Subsidiaries

Kubota Corporation

and Subsidiaries

1. Review of operations and financial condition

(1) Summary of the results of operations for the six months under review

For the six months ended September 30, 2010, revenues of Kubota Corporation and subsidiaries (hereinafter, the “Company”) increased ¥4.4 billion [1.0%], to ¥449.0 billion from the corresponding period in the prior year.

Domestic revenues decreased ¥3.8 billion [1.7%], to ¥224.8 billion, due to decreases in revenues in Water & Environment Systems and Social Infrastructure, while revenues in Farm & Industrial Machinery and Other increased. Overseas revenues increased ¥8.3 billion [3.8%], to ¥224.3 billion, because increase of revenues in Farm & Industrial Machinery compensated declines of revenues in other segments.

Operating income increased ¥10.0 billion [30.3%], to ¥43.2 billion from the corresponding period in the prior year, due to an increase in revenues in Farm & Industrial Machinery and progressing cost reduction. Income before income taxes and equity in net income of affiliated companies increased ¥9.8 billion [29.3%], to ¥43.0 billion. Income taxes were ¥14.7 billion [representing an effective tax rate of 34.2%], and net income increased ¥6.3 billion [27.7%], to ¥28.9 billion. Net income attributable to Kubota Corporation increased ¥6.4 billion [33.1%], to ¥25.7 billion from the corresponding period in the prior year.

Review of operations by reporting segment

1) Farm & Industrial Machinery

Farm & Industrial Machinery comprises farm equipment, engines and construction machinery.

Revenues in this segment increased 6.8%, to ¥330.7 billion from the corresponding period in the prior year, comprising 73.6 % of consolidated revenues.

Domestic revenues increased 4.2%, to ¥121.0 billion. Sales of farm equipment increased supported by steady demand. Sales of engines and construction machinery largely increased due to the upswing in the markets.

Overseas revenues increased 8.3%, to ¥209.7 billion. In North America, although sales in Canada were sluggish, sales of tractors increased in the U.S. and sales of engines recorded a substantial increase due to the recovery in demand. In Europe, sales of construction machinery and engines considerably increased due to the market upturn. In Asia outside Japan, sales of farm equipment registered a modest increase due to the broken weather and low price of rice. On the other hand, sales of construction machinery increased largely.

Operating income in Farm & Industrial Machinery increased 42.0%, to ¥46.6 billion due to increased revenues and cost reductions.

2) Water & Environment Systems

Water & Environment Systems comprises pipe-related products (ductile iron pipes, plastic pipes, valves, and other products) and environment-related products (environmental plants, pumps and other products).

Revenues in this segment decreased 17.6%, to ¥74.7 billion from the corresponding period in the prior year, comprising 16.6 % of consolidated revenues.

Domestic revenues decreased 11.7%, to ¥68.4 billion. Sales of pipe-related products such as ductile iron pipes and plastic pipes decreased due to slashes in public investment. Sales of environment-related products also decreased mainly due to a decrease in sales of products related to water and sewage treatment. Overseas revenues decreased 52.2%, to ¥6.3 billion, owing to sales declines of ductile iron pipes for the Middle East market and decreases in sales of valves and pumps.

Operating income in Water & Environment Systems decreased 65.1%, to ¥2.1 billion due to decreased revenues and higher cost of raw materials.

Kubota Corporation

and Subsidiaries

3) Social Infrastructure

Social Infrastructure comprises industrial castings, spiral welded steel pipes, vending machines, electronic equipped machinery, and air-conditioning equipment.

Revenues in this segment decreased 2.7%, to ¥31.2 billion from the corresponding period in the prior year, comprising 7.0 % of consolidated revenues.

Domestic revenues decreased 1.6%, to ¥23.3 billion. Sales of air-conditioning equipment and electronic equipped machinery increased. Sales of industrial castings and vending machines remained at the same level as the corresponding period in the prior year. On the other hand, sales of spiral welded steel pipes substantially decreased. Overseas revenues decreased 5.9%, to ¥8.0 billion owing to the sales decline of industrial castings in Europe and the Middle East.

Operating income in Social Infrastructure decreased 15.2%, to ¥1.9 billion mainly due to decreased revenues and tightening competition.

4) Other

Other comprises construction, services and other businesses.

Revenues in this segment increased 2.3%, to ¥12.5 billion from the corresponding period in the prior year, comprising 2.8 % of consolidated revenues. The increase was mainly due to increase in sales of services, while sales of construction decreased.

Operating income in Other decreased 31.5%, to ¥0.8 billion.

(2) Financial condition

Assets, liabilities and equity

Total assets at the end of September 2010 amounted to ¥1,357.4 billion, a decrease of ¥51.7 billion from the end of March 2010. As for Assets, current assets largely decreased due to declines of notes and accounts receivable and cash and cash equivalents.

As for liabilities, current liabilities largely decreased because of a decrease in short-term borrowings and long-term liabilities decreased mainly due to a decline of long-term debt.

Equity increased modestly because an increase in retained earnings was mostly offset by an increase in accumulated other comprehensive loss attributable to the appreciation of the yen and declines in the stock market prices. Shareholders’ equity ratio was 46.2%, 1.7 percentage points higher than the prior year end.

Cash flows

Net cash provided by operating activities during the six months under review was ¥53.2 billion, an increase of ¥11.3 billion of cash inflow from the corresponding period in the prior year. This increase was mainly due to an increase in net income and a decrease in working capital.

Net cash used in investing activities was ¥28.7 billion, an increase of ¥8.1 billion of cash outflow from the corresponding period in the prior year. This increase was mainly due to a larger increase in finance receivables as well as a decrease in proceeds from sales and redemption of investments.

Net cash used in financing activities was ¥30.5 billion, an increase of ¥32.5 billion of cash outflow from the corresponding period in the prior year. This substantial increase was mainly due to an increase in repayments of long-term debt.

As a result, including the effect of exchange rate, cash and cash equivalents at the end of September 2010 was ¥103.7 billion, a decrease of ¥7.8 billion from the beginning of the year.

(3) Prospect for the fiscal year under review

The forecasts of the anticipated results of operations for the year ending March 31, 2011, which were announced on May 11, 2010, remain unchanged.

The forecasts are based on the assumption of an exchange rate of ¥87=US$1.

Kubota Corporation

and Subsidiaries

2. Other information

(1) Changes in material subsidiaries

None

(2) Adoption of simplified accounting procedures or specific accounting procedures for consolidated quarterly financial statements

Income tax expense for the six months ended September 30, 2010 was calculated using reasonably estimated annual effective tax rate for this fiscal year.

(3) Changes in accounting principles, procedures and presentations for consolidated financial statements

None

Kubota Corporation

and Subsidiaries

3. Consolidated financial statements

(1) Consolidated balance sheets

Assets	(In millions of yen)
	Sep. 30, 2010		Mar. 31, 2010		Change	Sep. 30, 2009
	Amount	%	Amount	%	Amount	Amount	%
Current assets:
Cash and cash equivalents	103,677		111,428		(7,751)	94,360
Notes and accounts receivable	335,496		372,076		(36,580)	356,618
Short-term finance receivables-net	104,538		104,840		(302)	104,705
Inventories	174,694		172,323		2,371	193,179
Other current assets	51,353		60,161		(8,808)	60,200

Total current assets	769,758	56.7	820,828	58.3	(51,070)	809,062	57.8
Investments and long-term finance receivables	319,106	23.5	321,724	22.8	(2,618)	308,094	22.0
Property, plant, and equipment	216,066	15.9	220,893	15.7	(4,827)	224,420	16.0
Other assets	52,445	3.9	45,588	3.2	6,857	59,271	4.2

Total	1,357,375	100.0	1,409,033	100.0	(51,658)	1,400,847	100.0

Liabilities and Equity	(In millions of yen)
	Sep. 30, 2010		Mar. 31, 2010		Change	Sep. 30, 2009
	Amount	%	Amount	%	Amount	Amount	%
Current liabilities:
Short-term borrowings	57,306		88,333		(31,027)	128,828
Notes and accounts payable	157,032		157,949		(917)	133,234
Other current liabilities	112,856		122,524		(9,668)	118,178
Current portion of long-term debt	85,401		71,432		13,969	72,692

Total current liabilities	412,595	30.4	440,238	31.2	(27,643)	452,932	32.3
Long-term liabilities:
Long-term debt	225,479		243,333		(17,854)	230,848
Accrued retirement and pension costs	35,948		40,177		(4,229)	52,364
Other long-term liabilities	10,381		13,666		(3,285)	9,650

Total long-term liabilities	271,808	20.0	297,176	21.1	(25,368)	292,862	20.9

Equity:
Kubota Corporation shareholders’ equity:
Common stock	84,070		84,070		—	84,070
Capital surplus	89,236		89,241		(5)	93,086
Legal reserve	19,539		19,539		—	19,539
Retained earnings	496,652		477,303		19,349	463,197
Accumulated other comprehensive loss	(53,421)		(34,491)		(18,930)	(40,072)
Treasury stock	(9,296)		(9,265)		(31)	(9,110)

Total Kubota Corporation shareholders’ equity	626,780	46.2	626,397	44.5	383	610,710	43.6
Noncontrolling interests	46,192	3.4	45,222	3.2	970	44,343	3.2

Total equity	672,972	49.6	671,619	47.7	1,353	655,053	46.8

Total	1,357,375	100.0	1,409,033	100.0	(51,658)	1,400,847	100.0

Kubota Corporation

and Subsidiaries

(2) Consolidated statements of income

	(In millions of yen)
	Six months ended Sep. 30, 2010		Six months ended Sep. 30, 2009		Change		Year ended Mar. 31, 2010
	Amount	%	Amount	%	Amount	%	Amount	%
Revenues	449,046	100.0	444,634	100.0	4,412	1.0	930,644	100.0
Cost of revenues	325,395	72.5	326,598	73.4	(1,203)	(0.4)	681,374	73.2
Selling, general, and administrative expenses	80,059	17.8	84,637	19.0	(4,578)	(5.4)	179,352	19.3
Other operating expenses	423	0.1	267	0.1	156	58.4	216	0.0

Operating income	43,169	9.6	33,132	7.5	10,037	30.3	69,702	7.5

Other income (expenses):
Interest and dividend income	2,122		1,871		251		3,381
Interest expense	(927)		(1,274)		347		(2,127)
Gain on nonmonetary exchange of securities	2,774		—		2,774		—
Gain on sales of securities-net	145		312		(167)		1,821
Foreign exchange gain (loss)-net	(3,780)		874		(4,654)		2,894
Other-net	(462)		(1,628)		1,166		(2,188)

Other income (expenses), net	(128)		155		(283)		3,781

Income before income taxes and equity in net income of affiliated companies	43,041	9.6	33,287	7.5	9,754	29.3	73,483	7.9

Income taxes	14,703		11,011		3,692		25,977
Equity in net income of affiliated companies	530		334		196		402

Net income	28,868	6.4	22,610	5.1	6,258	27.7	47,908	5.1
Less: Net income attributable to noncontrolling interests	3,158		3,297		(139)		5,582

Net income attributable to Kubota Corporation	25,710	5.7	19,313	4.3	6,397	33.1	42,326	4.5

Net income attributable to Kubota Corporation per common share

	(In yen)
Basic	20.22		15.18				33.28
Diluted	20.22		15.18				33.28

Kubota Corporation

and Subsidiaries

(3) Consolidated statements of cash flows

	(In millions of yen)
	Six months ended Sep. 30, 2010	Six months ended Sep. 30, 2009	Change
Operating activities:
Net income	28,868	22,610
Depreciation and amortization	13,275	14,223
Gain on nonmonetary exchange of securities	(2,774)	—
Deferred income taxes	3,710	417
Decrease in notes and accounts receivable	23,573	37,243
Decrease (increase) in inventories	(10,416)	20,771
Decrease (increase) in other current assets	4,632	(2,174)
Increase (decrease) in trade notes and accounts payable	1,223	(52,932)
Increase (decrease) in income taxes payable	(13,609)	3,027
Increase (decrease) in other current liabilities	8,096	(4,717)
Increase (decrease) in accrued retirement and pension costs	(4,372)	112
Other	1,013	3,306

Net cash provided by operating activities	53,219	41,886	11,333

Investing activities:
Purchases of fixed assets	(12,208)	(11,003)
Proceeds from sales of property, plant, and equipment	479	1,068
Proceeds from sales and redemption of investments	344	5,763
Increase in finance receivables	(86,060)	(82,188)
Collection of finance receivables	66,807	67,578
Other	1,925	(1,827)

Net cash used in investing activities	(28,713)	(20,609)	(8,104)

Financing activities:
Proceeds from issuance of long-term debt	43,905	46,354
Repayments of long-term debt	(52,172)	(25,126)
Net decrease in short-term borrowings	(15,602)	(10,970)
Cash dividends	(6,361)	(8,907)
Purchases of treasury stock	(21)	(24)
Other	(202)	716

Net cash provided by (used in) financing activities	(30,453)	2,043	(32,496)

Effect of exchange rate changes on cash and cash equivalents	(1,804)	1,535	(3,339)

Net increase (decrease) in cash and cash equivalents	(7,751)	24,855
Cash and cash equivalents at beginning of period	111,428	69,505

Cash and cash equivalents at end of period	103,677	94,360	9,317

(4) Notes to assumption for going concern

None

Kubota Corporation

and Subsidiaries

(5) Consolidated segment information

1) Reporting segments

Six months ended September 30, 2010

	(In millions of yen)
	Farm & Industrial Machinery	Water & Environment Systems	Social Infrastructure	Other	Adjustments	Consolidated
Revenues
External customers	330,682	74,672	31,231	12,461	—	449,046
Intersegment	31	472	1,308	6,097	(7,908)	—

Total	330,713	75,144	32,539	18,558	(7,908)	449,046

Operating income	46,646	2,087	1,892	766	(8,222)	43,169

Six months ended September 30, 2009
	(In millions of yen)
	Farm & Industrial Machinery	Water & Environment Systems	Social Infrastructure	Other	Adjustments	Consolidated
Revenues
External customers	309,755	90,604	32,093	12,182	—	444,634
Intersegment	31	343	1,477	6,409	(8,260)	—

Total	309,786	90,947	33,570	18,591	(8,260)	444,634

Operating income	32,846	5,985	2,230	1,119	(9,048)	33,132

Notes:

1. The amounts in “Adjustments” include the eliminations of intersegment transactions and the unallocated corporate expenses.

2. The aggregated amounts of operating income equal to those in the consolidated statements of income, and please refer to the consolidated statements of income for the reconciliation of operating income to income before income taxes and equity in net income of affiliated companies.

3. Intersegment revenues are recorded at values that approximate market prices.

2) Geographic segments

Information for revenues from external customers by destination

	(In millions of yen)
	Six months ended Sep. 30, 2010	Six months ended Sep. 30, 2009
Japan	224,789	228,628
North America	82,217	82,344
Europe	42,089	35,711
Asia	85,008	78,878
Other Areas	14,943	19,073

Total	449,046	444,634

Notes:

1. Revenues from North America include those from the United States of ¥67,947 million and ¥63,665 million for the six months ended September 30, 2010 and 2009, respectively.

2. There is no single customer, revenues from whom exceed 10% of total consolidated revenues of the Company.

Kubota Corporation

and Subsidiaries

(6) Consolidated statements of changes in equity

	(In millions of yen)
	Shares of common stock outstanding (thousands)	Kubota Corporation shareholders’ equity						Non- controlling interests	Total equity
		Common stock	Capital surplus	Legal reserve	Retained earnings	Accumulated other comprehensive loss	Treasury stock
Balance at April 1, 2010	1,271,847	84,070	89,241	19,539	477,303	(34,491)	(9,265)	45,222	671,619

Net income					25,710			3,158	28,868
Other comprehensive loss						(18,930)		(1,989)	(20,919)
Cash dividends paid to Kubota Corporation shareholders, ¥5 per share					(6,361)				(6,361)
Cash dividends paid to noncontrolling interests								(260)	(260)
Purchases and sales of treasury stock	(58)						(31)		(31)
Increase in noncontrolling interests related to contribution			(5)					61	56

Balance at September 30, 2010	1,271,789	84,070	89,236	19,539	496,652	(53,421)	(9,296)	46,192	672,972

Kubota Corporation

and Subsidiaries

(7) Consolidated revenues by reporting segment

	(In millions of yen)
	Six months ended Sep. 30, 2010		Six months ended Sep. 30, 2009		Change		Year ended Mar. 31, 2010
	Amount	%	Amount	%	Amount	%	Amount	%
Farm Equipment and Engines	295,156	65.7	281,454	63.3	13,702	4.9	561,165	60.3

Domestic	112,399		108,355		4,044	3.7	212,712
Overseas	182,757		173,099		9,658	5.6	348,453

Construction Machinery	35,526	7.9	28,301	6.4	7,225	25.5	55,561	5.9

Domestic	8,597		7,723		874	11.3	16,924
Overseas	26,929		20,578		6,351	30.9	38,637

Farm & Industrial Machinery	330,682	73.6	309,755	69.7	20,927	6.8	616,726	66.2

Domestic	120,996	27.0	116,078	26.1	4,918	4.2	229,636	24.6
Overseas	209,686	46.6	193,677	43.6	16,009	8.3	387,090	41.6

Pipe-Related Products	53,399	11.9	66,525	15.0	(13,126)	(19.7)	144,465	15.5

Domestic	48,920		56,578		(7,658)	(13.5)	127,658
Overseas	4,479		9,947		(5,468)	(55.0)	16,807

Environment-Related Products	21,273	4.7	24,079	5.4	(2,806)	(11.7)	78,484	8.5

Domestic	19,442		20,812		(1,370)	(6.6)	70,439
Overseas	1,831		3,267		(1,436)	(44.0)	8,045

Water & Environment Systems	74,672	16.6	90,604	20.4	(15,932)	(17.6)	222,949	24.0

Domestic	68,362	15.2	77,390	17.4	(9,028)	(11.7)	198,097	21.3
Overseas	6,310	1.4	13,214	3.0	(6,904)	(52.2)	24,852	2.7

Social Infrastructure	31,231	7.0	32,093	7.2	(862)	(2.7)	63,293	6.8

Domestic	23,272	5.2	23,639	5.3	(367)	(1.6)	47,026	5.1
Overseas	7,959	1.8	8,454	1.9	(495)	(5.9)	16,267	1.7

Other	12,461	2.8	12,182	2.7	279	2.3	27,676	3.0

Domestic	12,159	2.7	11,521	2.6	638	5.5	26,904	2.9
Overseas	302	0.1	661	0.1	(359)	(54.3)	772	0.1

Total	449,046	100.0	444,634	100.0	4,412	1.0	930,644	100.0

Domestic	224,789	50.1	228,628	51.4	(3,839)	(1.7)	501,663	53.9
Overseas	224,257	49.9	216,006	48.6	8,251	3.8	428,981	46.1

Kubota Corporation

and Subsidiaries

(8) Anticipated consolidated revenues by reporting segment

	(In billions of yen)
	Year ending March 31, 2011		Year ended March 31, 2010		Change
	Amount	%	Amount	%	Amount	%
Domestic	234.0		229.6		4.4	1.9
Overseas	463.0		387.1		75.9	19.6

Farm & Industrial Machinery	697.0	69.7	616.7	66.2	80.3	13.0

Domestic	196.0		198.1		(2.1)	(1.1)
Overseas	15.0		24.8		(9.8)	(39.5)

Water & Environment Systems	211.0	21.1	222.9	24.0	(11.9)	(5.3)

Domestic	46.5		47.0		(0.5)	(1.1)
Overseas	17.5		16.3		1.2	7.4

Social Infrastructure	64.0	6.4	63.3	6.8	0.7	1.1

Domestic	27.5		26.9		0.6	2.2
Overseas	0.5		0.8		(0.3)	(37.5)

Other	28.0	2.8	27.7	3.0	0.3	1.1

Total	1,000.0	100.0	930.6	100.0	69.4	7.5

Domestic	504.0	50.4	501.6	53.9	2.4	0.5
Overseas	496.0	49.6	429.0	46.1	67.0	15.6

Kubota Corporation

and Subsidiaries

4. The results of operations for the three months ended Sep. 30, 2010

(1) Consolidated statements of income

	(In millions of yen)
	Three months ended Sep. 30, 2010		Three months ended Sep. 30, 2009		Change
	Amount	%	Amount	%	Amount	%
Revenues	249,819	100.0	249,308	100.0	511	0.2
Cost of revenues	182,557	73.1	180,793	72.5	1,764	1.0
Selling, general, and administrative expenses	41,875	16.8	45,677	18.3	(3,802)	(8.3)
Other operating expenses (income)	334	0.1	(18)	(0.0)	352	—

Operating income	25,053	10.0	22,856	9.2	2,197	9.6

Other income (expenses):
Interest and dividend income	570		438		132
Interest expense	(469)		(632)		163
Gain on sales of securities-net	144		65		79
Foreign exchange gain (loss) -net	(2,463)		99		(2,562)
Other-net	787		(288)		1,075

Other income (expenses), net	(1,431)		(318)		(1,113)

Income before income taxes and equity in net income of affiliated companies	23,622	9.5	22,538	9.0	1,084	4.8

Income taxes	7,486		7,271		215
Equity in net income of affiliated companies	509		609		(100)

Net income	16,645	6.7	15,876	6.4	769	4.8
Less: Net income attributable to the noncontrolling interests	1,685		2,120		(435)

Net income attributable to Kubota Corporation	14,960	6.0	13,756	5.5	1,204	8.8

Net income attributable to Kubota Corporation per common share

	(In yen)
Basic	11.76		10.81
Diluted	11.76		10.81

Kubota Corporation

and Subsidiaries

(2) Consolidated segment information

1) Reporting segments

Three months ended September 30, 2010

	(In millions of yen)
	Farm & Industrial Machinery	Water & Environment Systems	Social Infrastructure	Other	Adjustments	Consolidated
Revenues
External customers	182,678	43,951	16,181	7,009	—	249,819
Intersegment	21	201	760	3,375	(4,357)	—

Total	182,699	44,152	16,941	10,384	(4,357)	249,819

Operating income	25,363	2,010	1,390	464	(4,174)	25,053

Three months ended September 30, 2009
	(In millions of yen)
	Farm & Industrial Machinery	Water & Environment Systems	Social Infrastructure	Other	Adjustments	Consolidated
Revenues
External customers	174,796	51,851	16,062	6,599	—	249,308
Intersegment	11	132	930	3,658	(4,731)	—

Total	174,807	51,983	16,992	10,257	(4,731)	249,308

Operating income	21,186	4,420	1,179	864	(4,793)	22,856

Notes:

1. The amounts in “Adjustments” include the eliminations of intersegment transactions and the unallocated corporate expenses.

2. The aggregated amounts of operating income equal to those in the consolidated statements of income, and please refer to the consolidated statements of income for the reconciliation of operating income to income before income taxes and equity in net income of affiliated companies.

3. Intersegment revenues are recorded at values that approximate market prices.

2) Geographic segments

Information for revenues from external customers by destination

	(In millions of yen)
	Three months ended Sep. 30, 2010	Three months ended Sep. 30, 2009
Japan	126,154	127,863
North America	46,789	46,699
Europe	22,886	18,453
Asia	46,490	45,915
Other Areas	7,500	10,378

Total	249,819	249,308

Notes:

1. Revenues from North America include those from the United States of ¥39,722 million and ¥36,980 million for the three months ended September 30, 2010 and 2009, respectively.

2. There is no single customer, revenues from whom exceed 10% of total consolidated revenues of the Company.

Kubota Corporation

and Subsidiaries

(3) Consolidated revenues by reporting segment

	(In millions of yen)
	Three months ended Sep. 30, 2010		Three months ended Sep. 30, 2009		Change
	Amount	%	Amount	%	Amount	%
Farm Equipment and Engines	162,159	64.9	158,393	63.5	3,766	2.4

Domestic	61,537		60,566		971	1.6
Overseas	100,622		97,827		2,795	2.9

Construction Machinery	20,519	8.2	16,403	6.6	4,116	25.1

Domestic	5,026		4,332		694	16.0
Overseas	15,493		12,071		3,422	28.3

Farm & Industrial Machinery	182,678	73.1	174,796	70.1	7,882	4.5

Domestic	66,563	26.6	64,898	26.0	1,665	2.6
Overseas	116,115	46.5	109,898	44.1	6,217	5.7

Pipe-Related Products	31,652	12.7	38,464	15.4	(6,812)	(17.7)

Domestic	29,207		33,824		(4,617)	(13.7)
Overseas	2,445		4,640		(2,195)	(47.3)

Environment-Related Products	12,299	4.9	13,387	5.4	(1,088)	(8.1)

Domestic	11,503		10,989		514	4.7
Overseas	796		2,398		(1,602)	(66.8)

Water & Environment Systems	43,951	17.6	51,851	20.8	(7,900)	(15.2)

Domestic	40,710	16.3	44,813	18.0	(4,103)	(9.2)
Overseas	3,241	1.3	7,038	2.8	(3,797)	(53.9)

Social Infrastructure	16,181	6.5	16,062	6.4	119	0.7

Domestic	12,136	4.9	11,775	4.7	361	3.1
Overseas	4,045	1.6	4,287	1.7	(242)	(5.6)

Other	7,009	2.8	6,599	2.7	410	6.2

Domestic	6,745	2.7	6,377	2.6	368	5.8
Overseas	264	0.1	222	0.1	42	18.9

Total	249,819	100.0	249,308	100.0	511	0.2

Domestic	126,154	50.5	127,863	51.3	(1,709)	(1.3)
Overseas	123,665	49.5	121,445	48.7	2,220	1.8

November 2, 2010

To whom it may concern

Kubota Corporation

2-47, Shikitsu-higashi 1-chome,

Naniwa-ku, Osaka 556-8601, Japan

Contact: IR Group

Global Management Promotion Department

Planning & Control Headquarters

Phone: +81-6-6648-2645

Notice on interim dividend

Please be advised that Kubota Corporation (hereinafter “the Company”) resolved at the Board of Directors’ Meeting held on November 2, 2010 that the Company would pay interim dividend the record date of which was September 30, 2010.

1. Details of interim dividend

	Interim dividend of this fiscal year	Latest forecast (Released on August 3, 2010)	Interim dividend of the prior year
Record date	September 30, 2010	September 30, 2010	September 30, 2009
Dividend per common share	¥7	To be determined	¥7
Amount of dividend	¥8,905 million	—	¥8,906 million
Date of payment	December 2, 2010	—	December 2, 2009
Resource of interim dividend	Retained earnings	—	Retained earnings

2. Reasons for interim dividend amount

The Company paid the annual dividend of ¥12 per common share for the year ended March 31, 2010, which included the interim dividend of ¥7 and the year-end dividend of ¥5. Considering the Company’s current business performance, the Company decided to pay ¥7 of interim dividend per common share, the same amount as interim dividend in the previous year.

(Reference)

	(per common share)
	Interim dividend	Year-end dividend	Total
This fiscal year (Year ending March 31, 2011)	¥7	To be determined	To be determined
The prior year (Year ended March 31, 2010)	¥7	¥5	¥12

< Cautionary Statements with Respect to Forward-Looking Statements >

This document may contain forward-looking statements that are based on management’s expectations, estimates, projections and assumptions. These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict. Therefore, actual future results may differ materially from what is forecast in forward-looking statements due to a variety of factors, including, without limitation: general economic conditions in the Company’s markets, particularly government agricultural policies, levels of capital expenditures, both in public and private sectors, foreign currency exchange rates, continued competitive pricing pressures in the marketplace, as well as the Company’s ability to continue to gain acceptance of its products.

End of document

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KUBOTA CORPORATION

Date: November 2, 2010	By:	/s/ Yoshiyuki Fujita
	Name:	Yoshiyuki Fujita
	Title:	General Manager of Global Management Promotion Department